Issue of Global Exchangeable Bonds

On May 30, 2011, the board of directors of POSCO resolved to issue Japanese Yen-denominated zero-coupon bonds exchangeable into ADRs of SK Telecom Co., Ltd., through a placement to investors in Europe and Asia. The aggregate principal amount of such bonds is expected to be approximately 41 billion Japanese Yen. The bonds are expected to be listed on the Singapore Exchange.

The principal amount will be repaid in full at maturity falling on the fifth anniversary of the date of issuance of the bonds.

Further details relating to these bonds, such as the aggregate principal amount, exercise period, interest rates at maturity and upon the exercise of any early redemption rights, terms of exchange, the exchange rate, exchange premium, subscription date, closing date, the reference currency exchange rates, will be provided in a future filing on Form 6-K, when the terms and conditions relating to the bonds are finalized subject to market conditions.